As filed with the Securities and Exchange Commission on October 21, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

VIXEL CORPORATION
(Name of Subject Company (Issuer))

VIXEL CORPORATION
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.0015 PER SHARE
(INCLUDING ANY ASSOCIATED PREFERRED STOCK OR OTHER RIGHTS)
AND
SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $.001
PER SHARE
(Title of Class of Securities)

COMMON STOCK CUSIP 928552 10-8

(CUSIP Number of Class of Securities)

JAMES M. McCLUNEY
CHIEF EXECUTIVE OFFICER
VIXEL CORPORATION
11911 NORTH CREEK PARKWAY SOUTH
BOTHELL, WASHINGTON 98011
Telephone: (424) 806-5509
Facsimile: (424) 806-4050
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:
David Wilson, Esq.
HELLER EHRMAN WHITE & MCAULIFFE LLP
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7098
Telephone: (206) 447-0900
Facsimile: (206) 447-0849

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Vixel Corporation Announces Third Quarter 2003 Financial Results

Bothell, WA, October 21, 2003 - Vixel Corporation (Nasdaq: VIXL), a leading provider of embedded storage switching technologies, today announced financial results for its third quarter of fiscal 2003, ended September 28, 2003.

Revenue for the third quarter of 2003 was $6.4 million, compared with $6.1 million for the second quarter of 2003, and $5.0 million for the third quarter of 2002. Gross margin was 50.0% of revenue in the third quarter of 2003, compared with 49.1% in the second quarter of 2003 and 49.3% in the third quarter of 2002.

Net loss for the third quarter was $2.4 million, compared with a net loss of $2.6 million in the second quarter of 2003, and a net loss of $2.6 million in the third quarter of 2002. Net loss per share was $0.16 for the third quarter, compared with $0.12 in the second quarter of 2003 and $0.11 in the third quarter of 2002.

Net loss per share is based on net loss applicable to common stockholders that includes the accounting effects of the company's February 2003 $8.0 million Series B Convertible Preferred Stock financing. During the third quarter, certain holders of the Series B preferred stock converted their shares into shares of the company's common stock. This conversion resulted in the recognition of a $1.1 million non-cash charge to net loss applicable to common stockholders relating to the unaccreted intrinsic value of the embedded beneficial conversion of the Series B preferred stock recorded at the time of closing the financing. An additional non-cash charge of $0.5 million to net loss applicable to common stockholders to record discount accretion and dividends relating to the remaining shares of Series B preferred stock was recorded during the third quarter. During the second quarter of 2003, non-cash charges to net loss applicable to common stockholders that resulted from the Series B preferred stock totaled $0.2 million.

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Excluding these non-cash charges, the loss per share for the third quarter of 2003 was $0.10, compared with $0.11 for the second quarter of 2003.

"This was another solid quarter for Vixel," said Jim McCluney, president and CEO of Vixel. "Operationally, we continued to execute according to our plan, keeping our costs in check while growing the top line through our expanded InSpeed business."

Revenue for the nine months ended September 28, 2003 was $17.9 million, compared with $14.5 million for the first nine months of 2002. Net loss for the nine months ended September 28, 2003 was $7.8 million compared with a net loss of $7.2 million for the first nine months of 2002. Excluding a $4.5 million gain on sale of the company's SAN InSite software assets and a $1.7 million restructuring expense, the net loss for the nine months ended September 29, 2002 was $9.9 million.

The net loss per share for the nine months ended September 28, 2003 was $0.41, compared with $0.30 for the first nine months of 2002. Excluding $1.9 million of non-cash charges relating to the company's Series B preferred stock from 2003 results and the $4.5 million gain on sale of the company's SAN InSite software assets, as well as the $1.7 million restructuring expense from 2002 results, net loss per share for the nine months ended September 28, 2003 was $0.33, compared with $0.41 for the first nine months of 2002.

"InSpeed-based revenue increased again during the third quarter of 2003 and now represents roughly 77% of our business," commented Kurt Adams, CFO of Vixel. "We further improved our gross margin to 50% while utilizing just $0.9 million in cash for operations during the quarter."

Cash and investments as of September 28, 2003 totaled $22.1 million. The company believes these balances are sufficient to fund its operations as a standalone entity for at least the next 12 to 18 months.

EMULEX MERGER

On October 8, 2003, Vixel and Emulex Corporation (NYSE:ELX), the world's leading supplier of storage networking host bus adapters (HBAs), announced the signing of a definitive agreement for Emulex to acquire Vixel for $10 per share in cash for a transaction value of approximately $310 million. The acquisition is structured as a cash tender offer for all of the shares of Vixel and is expected to be completed in November, subject to regulatory approvals and certain closing conditions, including the tender of a majority of shares of capital stock of Vixel on a fully-diluted basis. In light of the pending transaction, Vixel will not host a conference call to discuss its third quarter fiscal 2003 results.

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NON-GAAP FINANCIAL MEASURES

This press release includes financial measures for earnings per share and net income that have not been calculated in accordance with generally accepted accounting principles (GAAP). These differ from GAAP in that they exclude (i) from the second and third quarters of 2003 and the first nine months of 2003 the impacts of the Series B Preferred Stock financing and (ii) from the first nine months of 2002 a $4.5 million gain on sale of certain assets and a $1.7 million restructuring expense. Vixel provides these measurements because they provide a consistent basis for comparison of operating results between periods. The losses per share, net losses, and net losses applicable to common stockholders contained in the attached unaudited financial statement are presented and have been calculated in accordance with GAAP.

Except for historical information contained herein, this news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially from the results discussed in the forward-looking statements. Factors that may cause such a difference include risks affecting performance and market acceptance of Vixel's products, Vixel's ability to meet its quality and performance standards, development of the storage area network, or SAN market, the competitiveness and performance of Vixel's products in the rapidly changing SAN market, the ability of Vixel to meet evolving product standards required by customers and others involved in the distribution channel for SAN products, the ability of Vixel to increase its customer base for its InSpeed technology-based products and the acceptance of embedded storage solutions generally. Further information on the factors and risks that could affect Vixel's business, financial condition and results of operations, are contained in Vixel's Annual Report on Form 10-K and most recent Form 10-Q, which are available at www.sec.gov.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of any class of stock of Vixel Corporation. Emulex Corporation and its acquisition subsidiary have filed a tender offer statement and related materials with the U.S. Securities and Exchange Commission, or SEC, and Vixel has filed a solicitation recommendation statement with respect to such offer. Investors, Vixel's stockholders, and other interested parties are urged to read the tender offer statement and the solicitation recommendation statement because they contain important information, which should be read carefully before any decision is made with respect to the offer.

The tender offer statement filed by Emulex and its acquisition subsidiary and the solicitation recommendation statement filed by Vixel are available to all stockholders of Vixel at no expense to them. The tender offer statement and the solicitation recommendation statement are also be available for free at the SEC's website at www.sec.gov, or from Emulex, either at its website at www.emulex.com or by directing your request to Emulex Corporation, 3535 Harbor Boulevard, Costa Mesa, California, 92626, Attention: Investor Relations.

About Vixel Corporation

Vixel Corporation is a leading provider and innovator of embedded storage connectivity technologies for storage solution providers. Its award-winning technology, InSpeedTM, cost-effectively enables new levels of reliability, scalability and performance in storage systems. Through innovation and partnership with its customers, Vixel advances leading edge embedded storage connectivity technologies that enable the architectural evolution of next generation storage systems. Vixel's embedded storage switching and storage networking products have been deployed by leading solution providers such as HP, Fujitsu, Network Appliance, NEC, Sun Microsystems, Avid Technologies, Xyratex and BlueArc. To find out more about Vixel and its unique technology offerings, visit www.vixel.com.

All logos, trademarks and names contained herein are the property of their respective owners.

(financial tables to follow)

Vixel Corporation
Statement of Operations
(in thousands, except per share data)
(unaudited)

Three-month periods ended		Nine-month periods ended

September 28,	September 29,	September 28,	September 29,
2003	2002	2003	2002

Revenue	$6,365	$5,014	$17,944	$14,544
Cost of revenue	3,181	2,543	9,056	7,647

Gross Profit	3,184	2,471	8,888	6,897

Operating expenses:
Research and development	3,001	2,271	8,467	8,240
Selling, general and administrative	2,633	2,842	8,312	8,287
Amortization of intangible assets	--	109	54	327
Amortization of stock-based compensation	--	117	117	510

	5,634	5,339	16,950	17,364
Gain on sale of assets	(16)	10	(25)	(4,444)
Restructuring	--	(33)	--	1,742

Total operating expenses	5,618	5,316	16,925	14,662

Loss from operations	(2,434)	(2,845)	(8,037)	(7,765)
Other income, net	24	196	189	564

Net loss	$(2,410)	$(2,649)	$(7,848)	$(7,201)

Net loss applicable to common stockholders	$(3,969)	$(2,649)	$(9,753)	$(7,201)

Basic and diluted net loss per share	$(0.16)	$(0.11)	$(0.41)	$(0.30)

Weighted-average shares outstanding	24,137	24,161	23,736	23,951

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Vixel Corporation Balance Sheet
(in thousands)
(unaudited)

	September 28, 2003	December 29, 2002

Assets
Current assets:
Cash and investments	$22,136	$16,401
Accounts receivable, net	3,377	2,782
Inventory, net	1,420	1,503
Note receivable	--	2,500
Prepaid expenses and other current
assets	551	1,488

Total current assets	27,484	24,674
Property and equipment, net	2,269	2,243
Goodwill, intangibles and other
assets, net	511	568

Total assets	$30,264	$27,485

Liabilities and stockholders' equity
Current liabilities:
Capital leases, current portion	$465	$178
Accounts payable	2,479	2,900
Accrued liabilities	4,091	3,507
Deferred revenue	216	735
Accrued restructuring costs, current
portion	291	307

Total current liabilities	7,542	7,627
Capital leases, net of current
portion	942	44
Accrued restructuring costs, net of
current portion	104	306

Total liabilities	8,588	7,977

Series B convertible preferred stock	3,622	--
Stockholders' equity:
Capital stock	159,664	153,270
Accumulated deficit	(141,610)	(133,762)

Total stockholders' equity	18,054	19,508

Total liabilities and
stockholders' equity	$30,264	$27,485

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